UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PATRIOT GOLD CORP.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

70337F103

(CUSIP)

William E. Cooper, Esq.

9909 Clayton Road, Suite 227

St. Louis, MO 63124

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

April 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70337F103

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trevor B. Newton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal Funds
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 48,371,500*
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 48,371,500*
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,371,500 Common Shares and 290,000 Series A Preferred Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.22% of Common Shares and 100% of Series A Preferred Shares
14.	TYPE OF REPORTING PERSON (see instructions) IN

*Includes ownership of 290,000 Series A Preferred Shares. Series A Preferred holders are entitled to One Hundred (100) votes per share; Common holders are entitled to One (1) vote per share.

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Item 1. Security and Issuer.

This Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 (each a “Share,” and, in the plural, the “Shares”), of Patriot Gold Corp., a Nevada corporation (the “Issuer”). The Shares are quoted on the Canadian Securities Exchange and also OTC Markets. The address of the Issuer’s principal executive office is 3651 Lindell Road, Suite D165, Las Vegas, NV 89103.

Item 2. Identity and Background.

(a) The “Reporting Person” is Trevor B. Newton, an individual.

(b) The Reporting Person’s business address is 3651 Lindell Road, Suite D165, Las Vegas, NV 89103.

(c) Trevor B. Newton is Director and Chairman of the Board of Patriot Gold Corp. The principal place of business is 3651 Lindell Road, Suite D165, Las Vegas, NV 89103.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Trevor B. Newton is a Canadian citizen.

Item 3. Source and Amount of Funds and Other Consideration.

Entity Controlled by the Reporting Person

The Common Shares and Series A Preferred shares are directly held by Trevor B. Newton.

On September 25, 2014, the Reporting Person’s beneficial ownership in the Issuer’s common stock, at 23%, exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended.

On February 14, 2018, the Reporting Person’s beneficial ownership in the Issuer’s Series A Preferred stock, at 100% exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended.

On April 12, 2019, the Reporting Person’s beneficial ownership in the Issuer’s common stock, at 29.22%, exceeded the 5% threshold triggering reporting under Rule 13D pursuant to the Securities and Exchange Act of 1934, as amended.

Source of Funds

All source of funds for the transactions herein described are personal funds of Trevor B. Newton.

Item 4. Purpose of Transaction.

The Reporting Person does not have any current plans, proposals or agreements with respect to the Shares. Notwithstanding the foregoing, the Reporting Person may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserves the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

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Item 5. Interest in Securities of the Company.

(a) The Reporting Person Percentage beneficially owns 29.22% of the Issuer’s Shares based on 66,280,354 Shares outstanding on April 19, 2019.

(b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 19,371,500 common shares and 290,000 Series A Preferred shares. Series A Preferred holders are entitled to One Hundred (100) votes per share; Common holders are entitled to One (1) vote per share.

(c) During the last 60 days, the Reporting Person has purchased 7,371,500 shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Materials to be filed as Exhibits.

None.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TREVOR B. NEWTON

By: /s/ Trevor B. Newton

Name: Trevor B. Newton

Date: April 22, 2019

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